Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 8, 2021

The Secretary / Executive Director

BSE Limited

National Stock Exchange of India Ltd.

Dear Sir/Madam,

Sub: Intimation for withdrawal of Credit Rating

This is in reference to our intimation dated May 1, 2020, regarding Credit Rating.

In this regard, we now wish to inform you that India Ratings and Research (Ind-Ra), at the request of the Company, has withdrawn the rating assigned to our proposed commercial paper issuance. The details are as under:

Instrument Type	Maturity Date	Size of Issue (million)	Rating / Outlook	Rating Action
Commercial paper (CP)	7-365 days	INR 8,000	WD (earlier IND A1+)	Withdrawn (the company did not proceed with the instrument as envisaged)

All other ratings are reaffirmed.

This is for your information and record.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:	New York Stock Exchange Inc.,
NSE IFSC Limited